             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-16423

                               FORM 10-QSB                      CUSIP NUMBER
                                                                    79781B
                  For Period Ended: September 30, 2000


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                             SAN HOLDINGS, INC.
                      --------------------------------
                          Full Name of Registrant


                      900 West Castleton Road, Suite 100
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                          Castle Rock, CO  80104
                         -------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has just recently named a new President who has wanted an opportunity to review the financial statements and various underlying transactions before the Form 10-QSB is filed. As a result the Company has been unable to complete the Form 10-QSB by the due date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The revenues for the nine months ended September 30, 2000 are expected to be approximately $12,353,805 as compared to $14,777,312 for the nine months ended September 30, 1999. The Company expects to report a loss for the nine months ended September 30, 2000, but the amount of the loss has not been finalized.

The revenues for the three months ended September 30, 2000 are expected to be approximately $5,073,763 as compared to $8,430,254 for the three months ended September 30, 2000. The Company expects to report a loss for the three months ended September 30, 2000, but the amount of the loss has not been finalized.

------------------------------------------------------------------------------

                             SAN HOLDINGS, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SAN HOLDINGS, INC.



                                     By:/s/ Catherine Shrode
                                        Catherine Shrode, CFO
Date: November 14, 2000

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]